Mylan Inc.
1500 Corporate Drive
Canonsburg, PA 15317

June 8, 2012
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re: Mylan Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 21, 2012
Form 10-Q for Quarterly Period Ended March 31, 2012
Filed April 27, 2012
File No. 001-9114

Mylan Inc. (the “Company”) confirms receipt of a comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated May 30, 2012 relating to the above-referenced filings. Pursuant to our discussion with the Staff on June 6, 2012, the Company hereby confirms that it intends to provide its response to the Staff’s comments on or before June 22, 2012.

If you have any questions or comments with regard to this correspondence or any other matter, please do not hesitate to contact me at (724) 514-1800 (phone), (724) 514-1880 (fax) or john.sheehan@mylan.com.
Very truly yours,

/s/ John D. Sheehan
John D. Sheehan Executive Vice President and Chief Financial Officer